FILED UNDER RULE 433

REGISTRATION NOS. 333-142839 AND 333-142839-04

REGIONS FINANCIAL CORPORATION/REGIONS FINANCING TRUST III

April 25, 2008

FINAL TERM SHEET

Regions Financing Trust III

$300,000,000 8.875% Trust Preferred Securities

(liquidation amount $25 per security)

fully and unconditionally guaranteed, on a subordinated basis, as described in the prospectus supplement, by

Regions Financial Corporation

Issuer:	Regions Financing Trust III (the “Trust”), a Delaware statutory trust, the sole asset of which will be the 8.875% Junior Subordinated Notes due 2078 (the “JSNs”) issued by Regions Financial Corporation (“Regions”).

Guarantor:	Regions Financial Corporation

Title of Security:	8.875% Trust Preferred Securities

Aggregate Liquidation Amount:	$300,000,000 (12,000,000 Trust Preferred Securities, which, together with the $10,000 of Trust common securities to be purchased by Regions, correspond to $300,010,000 initial principal amount of the JSNs).

Overallotment Option:	To the extent that the underwriters sell more than 12,000,000 Trust Preferred Securities, the underwriters have the option to purchase up to 1,800,000 additional Trust Preferred Securities (corresponding to $45,000,000 principal amount of additional JSNs) within 30 days of the date of the prospectus supplement.

Scheduled Maturity Date:	June 15, 2048

Distributions:	8.875% per annum, paid quarterly in arrears on each March 15, June 15, September 15 and December 15, beginning June 15, 2008

Final Repayment Date:	June 15, 2078

Replacement Capital Covenant:	Any redemption, repayment or purchase of JSNs by Regions or its subsidiaries will be subject to a replacement capital covenant until June 15, 2058 or the earlier termination of the covenant.

Optional Redemption:	Regions may elect to redeem any or all of the JSNs at any time on or after June 15, 2013 at 100% of their principal amount plus accrued and unpaid interest to the date of redemption. In addition, Regions may elect to redeem all, but not less than all, of the JSNs at any time prior to June 15, 2013 at (i) 100% of their principal amount, plus accrued and unpaid interest through the date of redemption, if certain changes occur relating to the capital treatment of the Trust Preferred Securities, investment company laws or tax laws or (ii) a make-whole redemption price, as defined below, if certain changes occur relating to the rating agency treatment of the Trust Preferred Securities.

Make-Whole Redemption Price:	(x) 100% of the principal amount of the JSNs being redeemed or (y) if greater, the sum of the present values of the remaining scheduled payments of principal (discounted from June 15, 2013) and interest that would have been payable to and including June 15, 2013 (discounted from their respective interest payment dates) on the JSNs to be redeemed (not including any portion of such payments of interest accrued to the redemption date) to the redemption date on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 50 basis points, plus in each case accrued and unpaid interest to the redemption date.

Day Count:	30/360

Price to Public:	$25 per Trust Preferred Security

Underwriting Commissions:	Retail: $0.7875 per Trust Preferred Security / Institutional: $0.50 per Trust Preferred Security

Expected Net Proceeds to
Regions from the Offering:	$289,430,500 after expenses and underwriting commissions.

Trade Date:	April 25, 2008

Settlement Date:	April 30, 2008 (T+3)

CUSIP / ISIN:	7591EM 107 / US7591EM1073

Expected Listing:	NYSE under the symbol “RF PrZ”

Expected Ratings:	A3 by Moody’s Investors Services, BBB+ by Standard & Poor’s, A by Fitch, A by DBRS. A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Sole Structuring Agent and Joint Bookrunner:	Morgan Stanley & Co. Incorporated

Joint Bookrunners:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Keegan & Company, Inc.

Senior Co-Managers:	UBS Securities LLC
Wachovia Capital Markets, LLC

Junior Co-Managers:	Deutsche Bank Securities Inc.
RBC Capital Markets Corporation
The Williams Capital Group, L.P.

Regions Financing Trust III and Regions Financial Corporation have filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Regions Financing Trust III and Regions Financial Corporation have filed with the SEC for more complete information about Regions Financing Trust III and Regions Financial Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the prospectus by calling Morgan Stanley & Co. Incorporated at (866) 718-1649, Morgan Keegan & Company, Inc. at (800) 564-1382, Citigroup Global Markets Inc. at (877) 858-5407, or Merrill Lynch, Pierce, Fenner & Smith Incorporated at (866) 500-5408.

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